

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 8, 2009

Alan R. Lun
MyStarU.com, Inc.
349 Dabeilu
Shiqiao, Panyu
Guangzhou, Guangdong
China 511400

> **Re: MyStarU.com, Inc.
> Preliminary Information Statement on Schedule 14C
> Filed September 1, 2009, as amended September 24, 2009
> File No. 001-16371**

Dear Mr. Lun:

As we verbally advised counsel on September 29, 2009, we have completed our review of your preliminary information statement and have no further comments at this time. Due to an administrative error, we did not send a letter at the time of the completion of our review.

Sincerely,

Larry Spirgel
Assistant Director